Management's Report to the Shareholders

The accompanying interim consolidated financial statements of Russel Metals Inc. for the quarter ended March 31, 2005, have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These interim consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements.  Management is responsible for the accuracy, integrity and objectivity of the interim consolidated financial statements within reasonable limits of materiality with that contained in the consolidated financial system.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded; that only valid and authorized transactions are executed; and that accurate, timely and comprehensive financial information is prepared.

The Company's Audit Committee is appointed annually by the Board of Directors and is comprised of unrelated Directors.  The Audit Committee meets with management to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the interim consolidated financial statements, the management's discussion and analysis and the report to shareholders.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements, the management discussion and analysis and the report to shareholders for presentation to the shareholders.

The interim consolidated financial statements have not been reviewed by the Company's external auditors Deloitte & Touche LLP.

Dated April 27, 2005

(signed) E. M. Siegel, Jr.	(signed) Brian R. Hedges

President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	December 31,
($000)	2005	2004

ASSETS
Current
Cash	$ 1,831	$ 634
Accounts receivable	419,173	360,696
Inventories	527,581	553,915
Prepaid expenses and other assets	6,028	7,069
Income taxes recoverable	1,878	5,996
Discontinued operations (Note 4)	-	9,483

	956,491	937,793

Property, Plant and Equipment	181,572	180,655
Assets Held For Sale (Note 4)	3,084	6,291
Deferred Financing Charges	8,128	8,357
Goodwill	9,205	9,205
Future Income Tax Assets	1,709	1,614
Other Assets	2,805	2,566

	$ 1,162,994	$ 1,146,481

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness (Note 8)	$ 118,137	$ 33,242
Accounts payable and accrued liabilities	315,329	348,166
Income taxes payable	3,666	60,049
Discontinued operations (Note 4)	3,016	9,403

	440,148	450,860

Other Accrued Liabilities	10,840	11,440
Long-Term Debt	211,680	210,630
Pensions and Benefits (Note 9)	10,025	10,146
Future Income Tax Liabilities	6,199	6,831

	678,892	689,907

Shareholders' Equity (Note 10)
Shareholders' equity	484,102	456,574

	484,102	456,574

	$ 1,162,994	$ 1,146,481

ON BEHALF OF THE BOARD,

(signed) C.R. Fiora	(signed) R. Hartog

Director	Director

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended March 31,
($000, except per share data)	2005	2004

Revenues	$ 694,667	$ 512,879
Cost of sales and operating expenses	635,871	452,988

Earnings before the following	58,796	59,891
Restructuring costs (Note 11)	(405)	(832)
Debt restructuring costs	-	(11,310)
Interest expense (Note 3)	(4,899)	(5,156)

Earnings before income taxes	53,492	42,593
Provision for income taxes	(20,010)	(16,997)

Earnings from continuing operations	33,482	25,596
Loss from discontinued operations	(38)	(292)

Net earnings for the period	33,444	25,304

Retained earnings --

Dividends on preferred shares	-	(611)

Earnings available to common
shareholders	33,444	24,693
Dividends on common shares	(10,015)	(3,915)
Retained earnings, beginning of the period	262,733	110,502

Retained earnings, end of the period	$ 286,162	$ 131,280

Basic earnings per common share - continuing operations	$ 0.67	$ 0.54

Basic earnings per common share	$ 0.67	$ 0.53

Diluted earnings per common share - continuing operations	$ 0.66	$ 0.53

Diluted earnings per common share	$ 0.66	$ 0.52

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended March 31,
($000)	2005	2004

Operating activities
Earnings from continuing operations	$ 33,482	$ 25,596
Depreciation and amortization	4,637	4,632
Future income taxes	5,686	(349)
(Gain) loss on sale of fixed assets	(1)	139
Stock-based compensation	193	390
Debt redemption costs	-	2,096

Cash from operating activities before working capital	43,997	32,504

Changes in non-cash working capital items
Accounts receivable	(58,296)	(92,428)
Inventories	26,635	(18,346)
Accounts payable and accrued liabilities	(32,251)	48,432
Current income taxes	(58,719)	8,157
Other	1,041	(1,088)

Change in non-cash working capital	(121,590)	(55,273)

Cash used in operating activities	(77,593)	(22,769)

Financing activities
Increase (decrease) in bank borrowing	84,895	(70,916)
Issue of common shares	3,716	50,125
Issuance of long-term debt	-	235,200
Redemption of long-term debt	-	(157,618)
Redemption of preferred shares	-	(30,000)
Dividends on common shares	(10,015)	(3,915)
Dividends on preferred shares	-	(611)
Deferred financing costs	(125)	(6,959)

Cash from financing activities	78,471	15,306

Investing activities
Purchase of fixed assets	(5,076)	(6,706)
Proceeds on sale of fixed assets	123	239
Other	1,221	(318)

Cash used in investing activities	(3,732)	(6,785)

Discontinued operations
Operating activities	(38)	(221)
Investing activities	4,089	(13)

Cash from (used in) discontinued operations	4,051	(234)

Increase (decrease) in cash	1,197	(14,482)
Cash position, beginning of the period	634	19,008

Cash position, end of the period	$ 1,831	$ 4,526

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005

1.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies disclosed in Note 1 to the 2004 annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements including notes thereto.  These interim consolidated financial statements contain all adjustments necessary for a fair presentation of the results for the periods reported.

2.	Economic Cycle

All three of the metals operating segments are significantly affected by economic cycles in the markets where they operate.  Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March.  For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

3.	Interest Expense
		Quarters ended March 31,
	($000)	2005	2004

	Interest on long-term debt	$ 3,770	$ 4,479
	Other interest expense	1,129	677

	Total Interest	$ 4,899	$ 5,156

Interest paid in the quarter ended March 31, 2005 was $10.4 million (2004: $4.4 million).

4.	Discontinued Operations and Divestiture

On February 23, 2005, the Company sold its investment in Poutrelles Delta Inc., previously classified as discontinued, for $4.1 million in cash.  The write-down to fair value at December 31, 2004 resulted in no additional gain or loss on sale in the quarter.  The revenue generated by this operation prior to sale was $3.0 million (2004:  $3.0 million) and pre-tax loss was $71,000 (2004:  $0.5 million).  The revenue and results of operations for the prior period have been reclassified as discontinued.

5.	Stock-based Compensation

During the quarter ended March 31, 2005, the Company did not issue stock options. During the quarter ended March 31, 2004, the Company issued 888,500 stock options at an exercise price of $9.15.

6.	Asset Retirement Obligation

During the quarter ended March 31, 2005, the Company re-evaluated its estimated probabilities relating to its asset retirement obligation at its Thunder Bay Terminals operation.  This resulted in an increase in the discounted probability-weighted asset retirement obligation of $277,000 and the undiscounted probability-weighted obligation of $1.2 million.

7.	Segmented Information
		Quarters ended March 31,
	($000)	2005	2004

	Segment Revenues
	Metals service centers	$ 400,810	$ 335,118
	Energy tubular products	162,259	96,123
	Steel distributors	130,114	79,786

		693,183	511,027
	Other	1,484	1,852

		$ 694,667	$ 512,879

	Segment Operating Profits
	Metals service centers	$ 31,406	$ 41,773
	Energy tubular products	17,391	7,727
	Steel distributors	14,997	15,298

		63,794	64,798
	Other income (loss)	(930)	(564)
	Corporate expenses	(4,068)	(4,343)

		$ 58,796	$ 59,891

	March 31,	December 31,
($000)	2005	2004

Identifiable Assets
Metals service centers	$ 672,866	$ 662,422
Energy tubular products	268,650	228,325
Steel distributors	177,217	192,383

Identifiable assets by segment	1,118,733	1,083,130

Assets not included in segments
Cash	1,831	634
Income tax assets	3,587	7,610
Deferred financing charges	8,128	8,357
Other assets	2,805	2,566
Corporate and other operating assets	27,910	44,184

Total assets	$ 1,162,994	$ 1,146,481

8.	Revolving Credit Facilities

On February 25, 2005, the Company entered into an agreement with its banking syndicate to provide, in addition to existing facilities, a $50 million bridge facility for a term of one year.  The provisions of the existing credit facilities, including financial covenants therein, apply to the new bridge facility.

9.	Pension and Benefits

For the quarter ended March 31, 2005 the total benefit cost relating to employee future benefits was $0.8 million (2004: $0.7 million).

10.	Shareholders' Equity

	The components of shareholders' equity are as follows:
		March 31,	December 31,
	($000)	2005	2004

	Common shares	$ 207,440	$ 203,090
	Contributed surplus	5	446
	Retained earnings	286,162	262,733
	Cumulative translation adjustment	(9,505)	(9,695)

		$ 484,102	$ 456,574

The number of common shares issued and outstanding was as follows:

	Number	Amount
	of Shares	($000)

Balance December 31, 2004	49,887,659	$ 203,090
Stock options exercised	655,817	4,350

Balance March 31, 2005	50,543,476	$ 207,440

	Quarters ended March 31,
	2005	2004

Average shares outstanding
Basic	50,040,378	46,199,719
Diluted	50,520,359	47,130,428

11.	Restructuring

For the quarter ended March 31, 2005, the Company incurred a restructuring charge of $0.4 million  (2004:  $0.8 million) relating to the on-going costs of the Lachine property classified as an Asset Held for Sale and other restructuring relating to Russel Metals' operations as a result of the acquisition of Acier Leroux.

For the year ended December 31, 2003, the Company incurred a charge of $3.6 million relating to the restructuring of the Russel Metals' operations as a result of the acquisition of Acier Leroux.  The continuity of this restructuring provision since December 31, 2004 is as follows:

($000)

	Special	Contractual
	Termination	Termination
	Costs	Costs	Other	Total

Balance December 31, 2004	$ -	$ 500	$ -	$ 500
Restructuring charged in the quarter	-	-	-	-
Cash payments	-	(73)	-	(73)
Non-cash changes to the provision	-	-	-	-

Balance March 31, 2005	$ -	$ 427	$ -	$ 427

12.	Supplemental Cash Flow Information

Income tax paid in the quarter ended March 31, 2005 was $72.9 million (2004: $8.2 million).